EXHIBIT 99.1

The Estee Lauder Companies Inc.
                                                                            News
                                                                        Contact:
                                                             Investor Relations:
                                                                 Dennis D'Andrea
                                                                  (212) 572-4384

767 Fifth Avenue                                                Media Relations:
New York, NY  10153                                                 Sally Susman
                                                                  (212) 572-4430
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE:

              ESTEE LAUDER COMPANIES REPORTS THIRD QUARTER RESULTS;

                         ANNOUNCES STRATEGIC INITIATIVES

New York, NY, April 30, 2002 - The Estee Lauder Companies Inc.
(NYSE: EL) today reported net sales for the fiscal third quarter ended March 31, 2002 of $1.12 billion, a 2% increase from $1.10 billion in the prior-year period. Excluding the negative impact of foreign currency translation, net sales increased 4%.

The Company reported net earnings of $50.7 million, or $.19 per diluted common share, for the quarter. In the same period last year, the Company reported net earnings of $65.1 million, or $.24 per diluted share.

The net sales and net earnings per share are in line with the Company's expectations made public in March 2002. The Company continues to be affected by the general weakness in the U.S. retail environment and a reduction in the Company's travel retail business resulting from lower worldwide travel.

Fred H. Langhammer, President and Chief Executive Officer, said,
"This quarter our business in Europe and Asia remained strong, while our sales performance in the Americas increased modestly reflecting the continued weak retail environment. In this difficult economic climate, we continue to support our brands to build momentum at retail. The consumer appeal of our brands remains strong and we are well positioned for economic recovery.

"We are committed to growth and we continue to identify opportunities to both enhance sales and reduce costs. The initiatives we are announcing today reflect some of those opportunities and are strategic steps along the path to achieving our long-term financial goals."

Results by Product Category
---------------------------

Skin care sales for the fiscal third quarter rose 7% before foreign currency translation and reported sales increased 4% to $438.4 million. The higher sales were primarily attributable to the recent launch of Moisture Surge

Extra, Moisture Surge Eye Gel and Total Turnaround Visible Skin Renewer from Clinique, Advanced Night Repair Eye Recovery Complex and LightSource Transforming Moisture Cream and Lotion by Estee Lauder and A Perfect World White Tea Skin Guardian by Origins. The current quarter had a difficult comparison with certain prior-year launches, including the international rollout of Renutriv Intensive Lift Serum by Estee Lauder and Anti-Gravity Firming Eye Lift Cream and Anti-Gravity Firming Lift Cream from Clinique.

Net sales of makeup products for the quarter rose 3% before the impact of foreign currency translation and increased 1% to $470.5 million on a reported basis. The higher sales were due to the current quarter launch of Moisture Sheer Lipstick from Clinique, So Ingenious by Estee Lauder and the domestic introduction of Illusionist Maximum Curling Mascara from Estee Lauder. Also contributing positively to makeup sales were recently launched products such as Gentle Light Makeup and Powder and High Impact Eye
Shadow Duos from Clinique along with Sumptuous Lipstick by Estee Lauder. M.A.C and Bobbi Brown also posted solid growth. Lower sales of certain existing products and prior year launches offset these positive results.

Fragrance sales decreased 8% as compared to the prior-year quarter excluding the impact of foreign currency translation. On a reported basis, fragrance sales declined 10% to $156.5 million. The decrease reflects the overall softness of the fragrance business and continued weakness in the Company's travel retail business, which depends substantially on fragrance products. These negative factors are reflected in lower sales of certain
Tommy Hilfiger fragrances, DKNY for Women as well as Estee Lauder pleasures and Beautiful. The current quarter benefited from the recent launch of T by Tommy Hilfiger and strong sales of Cashmere Mist by Donna Karan.

Sales of hair care products for the quarter rose 24% over the prior year to $49.6 million. The increase is primarily attributable to growth at Aveda and Bumble and bumble due to new products, increased salon shipments and additional retail store and salon distribution. Clinique's Simple Hair Care System also contributed to the net sales increase.

Operating income in skin care increased due to higher sales. Operating income in makeup declined reflecting lower than anticipated sales and continued advertising and promotional spending to promote new and recently launched products, while hair care operating income decreased due to higher costs associated with increased distribution. Fragrance posted a higher operating loss due to lower sales, particularly high profit travel retail sales, and increased product support spending.

Results by Geographic Region
----------------------------

In the Americas region, net sales for the fiscal third quarter increased 1% to $696.5 million. The increase is primarily due to the success of new and certain existing products, growth from most newer brands and higher results in Canada, partially offset by the continued soft retail environment in the U.S. Operating income in the region was lower reflecting soft sales and increased investment in advertising, promotion and newer distribution channels.

In Europe, the Middle East & Africa, net sales increased 6% in local currency compared with last fiscal year's third quarter. However, excluding the impact of the shortfall in the Company's travel retail business, which is reported in this region, net sales in local currency increased 12%. Most other markets experienced sales growth, led by strong results in the United Kingdom, Spain, South Africa, and the Company's recent joint venture in

Greece, which replaced the prior distributor there. The region posted a 3% increase in reported net sales from the prior-year period to $291.3 million. Operating profitability decreased, primarily due to lower results in the travel retail business.

On a local currency basis, Asia/Pacific net sales increased 8% versus the prior-year quarter led by double-digit sales increases in Korea and Thailand and modest growth in Japan. Net sales in the region on a reported basis increased slightly to $133.9 million, primarily reflecting the continued weakness of the Japanese yen. Operating profit in the region declined primarily due to lower results in China, Hong Kong and Malaysia. Operating results in Japan increased reflecting planned savings in operating expenses as a percent of sales.

Nine-Month Results
------------------
For the nine months ended March 31, 2002, the Company reported net sales of $3.61 billion, a slight decrease from $3.62 billion in the comparable prior-year period. Excluding the impact of foreign currency translation, net sales increased 1% during the period. Net earnings before the cumulative effect of a change in accounting principle for the current nine-month period decreased 17% to $237.9 million, compared with the $287.0 million reported in the same period last year. Diluted earnings per common share before the change in accounting principle for the nine months ended March 31, 2002 decreased 18% to $.92 from $1.11 reported in the same period a year ago. The accounting change that gave rise to the cumulative effect adjustment in fiscal 2002 also resulted in the exclusion of goodwill amortization in the current-year periods. See the attached table for additional detail.

Strategic Initiatives / Special Charges
---------------------------------------

The Company continues to be committed to top-line growth. At the same time it is focused on achievingefficiencies through specific processes, systems and initiatives to drive growth and improve profitability. As a result of this ongoing effort, in the fiscal 2002 fourth quarter, the Company will take a special charge for restructuring and repositioning certain businesses. The restructuring focuses on cost reduction opportunities related to the Internet, supply chain, globalization of the organization, and distribution channel refinements. The pre-tax charge will be approximately $108 million. On an after-tax basis, the charge will be approximately $78 million, equal to $.32 per diluted share. About $45 million of the charges are cash related and are expected to generate annual ongoing savings of approximately $43 million, beginning in fiscal 2003.

Specifically, the charge will include the following:

o    Internet
     --------
     The Company remains committed to achieving its overall Internet objectives of building a powerful customer database and creating attractive marketing opportunities for its brands. Continuing to operate Gloss.com as the premiere beauty site is an integral part of this effort. To achieve these objectives, reduce costs and improve profitability, the Company will outsource future Gloss.com platform development and maintenance efforts to one or more third party providers. Outsourcing will allow the Company to cut information technology costs and free up internal resources while retaining control of its marketing and creative efforts. Additionally, Gloss will close its San Francisco facility and consolidate its operations in New York. As a result,included in the charge is a $24 million provision for restructuring the Gloss.com operations, including benefits and severance packages for 33 employees as well as asset write-offs. The Company will also take a $20 million charge to write-off the related Gloss.com acquisition goodwill.

o    Supply Chain
     ------------
     Building on previously announced supply chain initiatives, the Company will restructure certain manufacturing, distribution, research and development, information systems and quality assurance operations in the United States, Canada and Europe. The related charge will be $16 million. These actions along with future global distribution, supply chain optimization and system initiatives will drive our gross margin improvement.

o    Globalization of Organization
     -----------------------------
     The Company continues to implement its previously announced transition to a global brand structure, streamlining the decision-making process and increasing innovation and speed-to-market. The next phase of the transition entails eliminating duplicate functions and responsibilities. Future programs will focus on aligning the Company's processes and systems with the new global organization to drive down operating expenses. The Company will record a charge of $23 million associated with these efforts.

o    Distribution
     ------------
     The Company has evaluated areas of distribution relative to their financial target and will focus its resources on the most productive sales channels. As a result, the Company will reconfigure its Argentina affiliate and will close certain points of distribution, including its remaining in-store tommy's shops. The Company will record a $25 million provision related to these actions.

Estimate of Fiscal 2002 Full Year Results
-----------------------------------------

Net sales for the fiscal 2002 full year are expected to grow between 1% and 2% on a constant currency basis versus the prior fiscal year. The Company expects to achieve diluted earnings per share, before special charges and the cumulative effect of a change in accounting principle, for the full year of between $1.10 and $1.15.


Forward-looking Statements
--------------------------

The forward-looking statements in this press release, including those containing words like "will," "expect," "anticipate," "could," "plan," and "estimate" and those in Mr. Langhammer's remarks involve risks and uncertainties. Factors that could cause actual results to differ materially from those forward-looking statements include the following:
(i) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than the Company does;
(ii) the Company's ability to develop, produce and market new products on which future operating results may depend;
(iii) consolidations and restructurings in the retail industry causing a decrease in the number of stores that sell the Company's products,an increase in the ownership concentration within the retail industry, ownership of retailers by the Company's competitors and ownership of competitors by the Company's customers that are retailers;

(iv) shifts in the preferences of consumers as to where and how they shop for the types of products and services the Company sells;
(v) social, political and economic risks to the Company's foreign or domestic manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;
(vi) changes in the laws, regulations and policies, including changes in accounting standards and trade rules, and legal or regulatory proceedings, that affect, or will affect,the Company's business;
(vii) foreign currency fluctuations affecting the Company's results of operations and the value of its foreign assets, the relative prices at which the Company and its foreign competitors sell products in the same markets and the Company's operating and manufacturing costs outside of the United States;
(viii)changes in global or local economic conditions that could affect consumer purchasing, the financial strength of our customers and the cost and availability of capital which the Company may need for new equipment, facilities or acquisitions;
(ix) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities which, due to consolidations in the Company's manufacturing operations, now manufacture nearly all of the Company's supply of a particular type of product (i.e.,focus factories);
(x) real estate rates and availability, which may affect the Company's ability to increase the number of retail locations at which the Company's products are sold;
(xi)  changes in product mix to products which are less profitable;
(xii) the Company's ability to acquire or develop e-commerce capabilities, and other new information and distribution technologies, on a timely basis and within the Company's cost estimates;
(xiii)the Company's ability to capitalize on opportunities for improved efficiency, such as globalization, and to integrate acquired businesses and realize value therefrom; and
(xiv) consequences attributable to the events that took place in New York City and Washington, D.C. on September 11, 2001, including further attacks, retaliation and the threat of further attacks or retaliation.


The Estee Lauder Companies Inc. is one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. The Company's products are sold in over 120 countries and territories under well-recognized brand names, including Estee Lauder, Clinique, Aramis, Prescriptives, Origins, M.A.C, Bobbi Brown, Tommy Hilfiger, La Mer, jane,
Donna Karan, Aveda, Stila, Jo Malone, Bumble and bumble and Kate Spade.

An electronic version of this release can be found at the Company's Website, www.elcompanies.com.
--------------------



                                                 - Table Follows -

                                           THE ESTEE LAUDER COMPANIES INC.
                                          SUMMARY OF CONSOLIDATED RESULTS
                                        (In millions, except per share data)

                                                              Three Months Ended               Nine Months Ended
                                                                     March 31                       March 31
                                                              ------------------    Percent    ----------------     Percent
                                                                2002       2001     Change       2002       2001    Change
                                                                ----       ----     ------       ----       ----    ------
Net Sales.................................................    $ 1,121.7 $  1,103.5   1.6%     $3,614.7   $3,620.5    (0.2)%

Cost of sales.............................................        318.3      297.7             1,006.9      986.3
                                                                -------    -------             -------    -------
Gross Profit..............................................        803.4      805.8  (0.3)%     2,607.8    2,634.2    (1.0)%
                                                                -------    -------             -------    -------
       Gross Margin.......................................         71.6%      73.0%               72.1%      72.8%

Operating expenses:
   Selling, general and administrative....................        719.4      696.9              2,218.5    2,153.2
   Related party royalties................................          2.9        3.6                 11.8       18.9
                                                                -------    -------              -------    -------
                                                                  722.3      700.5   3.1%       2,230.3    2,172.1    2.7%
                                                                -------    -------              -------    -------
       Operating Expense Margin...........................         64.4%      63.5%                61.7%      60.0%

Operating Income..........................................         81.1      105.3 (23.0)%        377.5      462.1  (18.3)%
       Operating Income Margin............................          7.2%       9.5%                10.4%      12.8%

Interest expense, net.....................................          2.6        2.0                  8.3       11.4
                                                                -------    -------              -------    -------
Earnings before Income Taxes, Minority Interest
  and Accounting Change...................................         78.5      103.3 (24.0)%        369.2      450.7  (18.1)%
Provision for income taxes................................         27.1       37.2                127.4      162.3
Minority interest, net of tax.............................         (0.7)      (1.0)                (3.9)      (1.4)
                                                                -------    -------              -------    -------

Net Earnings before Accounting Change (B).................         50.7       65.1 (22.1)%        237.9      287.0  (17.1)%
Cumulative effect of a change in accounting principle,
   net of tax (A).........................................           -         -                  (20.6)      (2.2)
                                                                -------    -------              -------    -------
Net Earnings..............................................         50.7       65.1                217.3      284.8
Preferred stock dividends.................................          5.9        5.9                 17.6       17.6
                                                                -------    -------              -------    -------
Net Earnings Attributable to Common Stock.................    $    44.8  $    59.2            $   199.7  $   267.2
                                                                =======    =======              =======    =======

Basic net earnings per common share:
   Net earnings attributable to common stock before
     accounting change....................................    $    .19   $     .25 (24.2)%   $      .93  $    1.13  (18.2)%
   Cumulative effect of a change in accounting principle,
     net of tax...........................................          -          -                   (.09)      (.01)
                                                               -------     -------              -------    -------
   Net earnings attributable to common stock..............    $    .19   $     .25 (24.2)%     $    .84   $   1.12  (25.3)%
                                                               =======     =======              =======    =======

Diluted net earnings per common share:
   Net earnings attributable to common stock before
     accounting change (B)................................    $    .19   $     .24 (23.8)%     $    .92   $   1.11  (17.9)%
   Cumulative effect of a change in accounting principle,
     net of tax...........................................          -          -                   (.09)      (.01)
                                                               -------     -------              -------    -------
   Net earnings attributable to common stock..............    $    .19   $     .24 (23.8)%     $    .83   $   1.10  (24.9)%
                                                               =======     =======              =======    =======

Weighted average common shares outstanding:
   Basic..................................................       237.9       238.4                238.3      238.3
   Diluted................................................       240.4       242.0                241.1      242.2

The Summary of Consolidated Results have been reported to retroactively include reclassifications for all periods presented, pursuant to the adoption of EITF No.01-9, "Accounting for Consideration Given by a Vendor to a Customer," which was adopted effective January 1, 2002. For more information, see the Company's press release dated April 16, 2002 filed that day as an exhibit to the Company's Form 8-K.

(A) The nine months ended March 31, 2002 include a one-time charge of $20.6 million, or $.09 per common share, attributable to the cumulative effectof adopting Statement of Financial Accounting Standards("SFAS") No.142, "Goodwill and Other Intangible Assets. "The nine months ended March 31, 2001 include a one-time charge of $2.2 million, after tax, or $.01 per common share, attributable to the cumulative effect of adopting SFAS
     No. 133, "Accounting for Derivative Instruments and Hedging Activities."

(B) The adoption of SFAS No. 142 also resulted in the exclusion of goodwill amortization in the current-year periods. If the provisions of this rule were applied retroactively, net earnings and diluted earnings per share attributable to common stock before the accounting change for the three and nine months ended March 31, 2001 would have been $62.5 million, $279.3 million, $.25 and $1.15, respectively.
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